

April 2, 2012

<u>Via Email</u>

Isaac Cohen
Chairman and Chief Executive Officer
Bionovo, Inc.
5858 Horton Street, Suite 400
Emeryville, CA 94608

>   **Re: Bionovo, Inc.**
>   **Preliminary Proxy Statement**
>   **Filed March 27, 2012**
>   **File No. 001-33498**

Dear Mr. Cohen:

      We have limited our review of your filing to the issue we have addressed in our comment below. Please respond to this letter by amending your filing and providing the requested information. Where you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment and the information you provide in response to this comment, we may have additional comments.

<u>Proposal 1</u>

1. Please revise your disclosure to describe any specific plans, arrangements or understandings, whether written or oral, with respect to the increase in shares available for issuance as a result of the reverse stock split, other than those relating to the contemplated equity offering discussed under the "Purposes of the Reverse Stock Split" section of the filing. If you have no such plans, arrangements or understandings, please revise your disclosure to so state.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Laura Crotty at (202) 551-3563 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Robert H. Cohen (Greenberg Traurig)